FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”) 100 – 8900 Glenlyon Parkway Burnaby, B.C.
Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

September 12, 2007

3.	PRESS RELEASE

The Company issued a news release through Canada News Wire, filed on SEDAR, Edgar and the Company’s website, and disseminated to shareholders on September 12, 2007.

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation today announced the appointment of S. Wayne Kay as Chief Executive Officer (CEO). Mr. Kay was also appointed to the Company’s Board of Directors.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation today announced the appointment of S. Wayne Kay as Chief Executive Officer (CEO). Mr. Kay was also appointed to the Company’s Board of Directors.

Mr. Kay is a former President, CEO and Director of Quidel Corporation, a leading global company in the discovery, development, manufacturing and marketing of rapid diagnostic solutions at the point-of- care (POC) in infectious diseases and reproductive health. During his tenure he designed and managed a strategy responsible for building and sustaining unprecedented market leadership of rapid influenza testing (from an approximately 2 percent to 49 percent market share). He was also responsible for significantly improving the financial performance of the company during his tenure. Since leaving Quidel in 2004, Mr. Kay served as an executive advisor to the management and boards of several early stage companies, mainly in the San Francisco and San Diego areas . He also served as an executive advisor to one the US’s most successful blue-chip healthcare/life sciences venture capital funds, Kleiner Perkins Caufield and Byers .

“We are very excited to have attracted such an experienced, proven executive to lead Response Biomedical,” said Dr. Richard Bastiani, Chairman. “Wayne has a wealth of experience in the diagnostics industry, and particularly in POC, and has a proven acumen for building strong teams and executing on strategy. He led Quidel through a strong expansion phase in their history and his many years experience will be invaluable to lead the Company, as we begin our expected rapid growth phase.”

“I am very pleased to be joining Response Biomedical at this exciting time in the evolution of the Company,” said Mr. Kay. “With partnerships in place with Shionogi & Co. Ltd. and 3M Company, we are poised for strong growth. I look forward to leading the execution of our cardiovascular partnering strategy, as well as the scale-up in manufacturing, the launch of the new RAMP® Reader and the regulatory approval of three products, all anticipated in the next few quarters. These are the building blocks which I believe will significantly enhance shareholder value.”

Dr. Bastiani continued, “On behalf of the Board of Directors, I’d also like to take this opportunity to thank Bill Radvak for his many years of dedicated service to the Company.”

As part of Mr. Kay’s compensation package, he has been granted options to acquire 1,500,000 common shares of the Company, subject to vesting requirements. The options are exercisable at a price of $1.07 per common share.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer 100 – 8900 Glenlyon Parkway Burnaby, BC V5J 5J8

Telephone: (604) 456-6010 Facsimile: (604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 12th day of September 2007.